

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2025

Chris Ehrlich
Chief Executive Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

> **Re: CERo Therapeutics Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2025**

Dear Chris Ehrlich:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Jeffrey A. Letalien, Esq.